UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement
☐ Form C-U: Progress Update
⬤ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Trueline-Greenville L.L.C.

Legal status of issuer

     Form
     Limited Liability Company

     Jurisdiction of Incorporation/Organization
     South Carolina

     Date of organization
     June 23, 2021

Physical address of issuer
401 Rhett Street
Greenville, South Carolina 29601

Website of issuer*
http://www.truelinegvl.com/

*For clarity, this is the website of the entity that will manage the issuing entity. There is not a separate website of the Issuer. The annual report will be posted on a page on this website.

Name of co-issuer
Trueline-Greenville SPV, LLC

Legal status of co-issuer

> ***Form***
> Limited Liability Company

> ***Jurisdiction of Incorporation/Organization***
> South Carolina

> ***Date of organization***
> June 22, 2023

Physical address of co-issuer
401 Rhett Street
Greenville, South Carolina 29601

Website of co-issuer
n/a

Name of intermediary through which the Offering will be conducted
Vicinity, LLC

CIK number of intermediary
0001798542

SEC file number of intermediary
7-223

CRD number, if applicable, of intermediary
307772

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The Company shall pay to Vicinity a fee of $200,000 upon a successful offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Company shall pay to Vicinity a fee consisting of $100,000 in the form of securities offered to the public upon a successful offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities

Type of security offered
Preferred Units

Target number of Securities to be offered
2,500,000

Price (or method for determining price)
$1.00

Target offering amount
$2,500,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
  December 31, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Issuer:

	2022	**2021**
Total Assets	$3,061,204*	$3,145,269*
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$3,523,335*	$3,317,520*
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$20	$103
Net Income (Loss)	$(289,880)	$(172,251)

*Note: per GAAP financials, the lease is recorded as a "Lease Liability, Net" in the amount of $3,016,682, fully offset by a "Right of use asset." See audited financials notes for additional information. The difference between assets and long-term debt is primarily related party debt owed by the Company to Gig, LLC, a limited liability company that is wholly owned by Michael Grozier in the amount of $506,653.

Co-Issuer:

	June 30, 2023	**Prior fiscal year-end**
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$1,000*	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	$(1,000)	$0

* Note: this is an unpaid expense for forming the SPV Company. Pursuant to Reg CF, this amount will be paid by the Company and is not an expense of the SPV Company.

July 26, 2023

FORM C

Up to $5,000,000.00

**TRUELINE-GREENVILLE SPV, LLC AND
TRUELINE-GREENVILLE L.L.C.**

d/b/a Trueline-Greenville

A South Carolina limited liability company
401 Rhett Street
Greenville, SC 29601

Membership Units

Trueline-Greenville L.L.C. ("***Trueline,***" the "***Company,***" "***we,***" "***us,***" or "***our***"), a South Carolina limited liability company, is offering (the "***Offering***") up to $5,000,000 (the "***Maximum Offering Amount***") of Preferred Units of the Company's membership interests (the "***Preferred Units***") to investors ("***Investor(s)***)," "***you,***" or "***your***") in the Offering. Trueline is utilizing a crowdfunding vehicle, Trueline-Greenville SPV, LLC, a South Carolina limited liability company (the "***SPV Company***"), to own the Preferred Units. Your investment will be made into the SPV Company, in which you will receive Units of SPV Company's membership interests (the "***Units***"). You will not own a direct ownership interest in the Company, but rather your ownership interest will be in the SPV Company. This Offering is exempt from registration pursuant to Section 4(a)(6) ("***Reg CF***") of the Securities Act of 1933, as amended (the "***Securities Act***"). This Offering is made on the registered funding portal, Vicinity, LLC, available at https://marketplace.vicinitycapital.com/offers/51 (the "***Intermediary***").

A prospective Investor from any participating jurisdiction must purchase the Units through the Intermediary. Investments may be accepted or rejected by the Company's Manager in its sole discretion. The SPV Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Units at any time, for any reason.

This form will be provided to the SEC as part of the Company's offering statement on Form C (the "***Form C***").

The Company and the SPV Company have certified that all of the following statements are true for the Company and the SPV Company in connection with this Offering:

    1.   Each of the Company and SPV Company is organized under, and subject to, the laws of a State or territory of the United States;

2.   Each of the Company and SPV Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***");

3.   Each of the Company and SPV Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "***Investment Company Act***"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;

4.   Each of the Company and SPV Company is not ineligible to offer or sell securities in reliance on Reg CF as a result of disqualification as specified in § 227.503(a);

5.   To the extent required, both the Company and SPV Company have filed with the Securities and Exchange Commission ("***SEC***") and provided to Investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;

6.   Each of the Company and SPV Company has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and

7.   Each of the Company and SPV Company (i) has no predecessors and (ii) has not violated any reporting requirements of Reg CF.

The Offering is being made through Vicinity, LLC (the "***Intermediary***"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

Service Fees and Commissions[1]

	Price to Investors	**Service Fees and Commissions**	**Net Proceeds**
Minimum Individual Purchase Amount	$1,000.00	0.00*	$1,000.00*
Aggregate Minimum Offering Amount	$2,500,000.00	$200,000.00	$2,300,000.00
Aggregate Maximum Offering Amount	$5,000,000.00	$200,000.00	$4,800,000.00

* Amount charged in aggregate based on a successful raise above the minimum offering amount.

(1)   This excludes fees to Company's advisors, such as attorneys and accountants, and compensation in the form of securities that would be received by Vicinity.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of

any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website listed herein.

The Company must continue to comply with the ongoing reporting requirements until:
> (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
> (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Trueline-Greenville L.L.C. (the "*Company*") is a South Carolina limited liability company formed on June 23, 2021. Trueline-Greenville SPV, LLC (the "*SPV Company*") is a South Carolina limited liability company formed on June 22, 2023.

The SPV Company will use the funds raised in this Offering to invest in the Company with the goal of developing and operating a 400 & 1,700 person venue at 401 Rhett Street, Greenville, SC 29601 (the "*Venue*"). The Company has a long-term lease for the Venue and has had building plans rendered for the planned changes to the Venue. The Company plans to own and operate the Venue and may sell the Venue in the future if a liquidity event would be in the best interests of the

Company. While the Company believes that its stated investment objective and strategy are compelling, there can be no assurance that the Company will achieve its investment objectives.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

Manager

The Company will be managed by Trueline-Greenville Manager, LLC, a South Carolina limited liability company (the "***Manager***"). The Manager will be responsible for the management and administration of the Company. Subject to limitations set forth in the Operating Agreement, the Manager will have full authority and discretion to direct all matters related to the Company. Trueline Brands, LLC, the owner of the Manager, owns the brand name "Trueline" and will license the right to use the brand name to the Company for use at the Venue.

THE OFFERING

Minimum amount of Preferred Units being offered	2,500,000
Total Preferred Units Offered (if min amount reached)* December 31, 2023	2,500,000
Maximum amount of Preferred Units being offered	5,000,000
Total Preferred Units outstanding after Offering (if max amount reached)*	5,000,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$1,000.00
Offering deadline	December 31, 2023
Use of proceeds	See the description of the use of proceeds herein.
Voting Rights	See the description of the voting rights herein.

** Does not include units received as compensation for a successful raise with Vicinity, or units issued in parallel via Regulation D 506(c).*

The Company intends to invest in one venue located at 401 Rhett Street, Greenville, South Carolina (the "***Venue***").

As part of this Reg CF Offering, the Company intends to raise contributions ("***Capital Contributions***") up to $5 million to contribute to the completion of the Venue (the "***Reg CF Maximum***"); provided however, the Manager, in its sole discretion, may accept aggregate Capital Contributions below such amount of the Reg CF Maximum. The Manager currently believes the

Target Raise (the **"Target Raise"**) in equity or debt to complete the Venue will be in the amount of $13.5 million.

The Company intends to conduct an initial Closing on any of the offerings when it has approximately $5 million in total capital among the offerings. The Manager believes that closing before raising the Target Raise, although riskier, will allow the Company to begin the construction process and to avoid what the Manager believes could be an unnecessary delay in receiving all of the capital needed to construct the Venue before beginning construction.

The Company is seeking to raise the capital through three different avenues:

1. Reg CF Offering. Utilizing Regulation Crowdfunding, the Company is seeking to raise up to $5 million through the Vicinity funding portal. Investors coming in through this Offering will invest through Trueline-Greenville SPV, LLC, which will invest in the Company.
2. 506(c) Offering. The Company will utilize 506(c) of Regulation D to obtain additional investments from accredited investors outside of the Reg CF Offering. The Company will seek to use this offering under 506(c) to raise the remaining amount of the Target Raise that is not raised by the Crowdfunding Offering or Debt.
3. Debt. The Company will be seeking debt from various lenders, and the Company is considering pursuing an SBA loan. To the extent that the Company is successful in obtaining debt, it will reduce the amount of equity investments needed in the 506(c) Offering or Crowdfunding Offering. The Company cannot guarantee that it will be able to obtain debt financing.

This Offering is not an offer to invest in the 506(c) offering.

The Manager reserves the right, in its discretion, to increase the size of this offering or of the Target Raise. The Manager also reserves the right to raise any amount utilizing any of the above discussed options or may not use one of the options.

MEMBERS AND CLASSES OF UNITS

The Members of the SPV Company (the "*Investors*" or the "*Members*") will be the investors who purchase Units pursuant to this offering under Regulation Crowdfunding (the "*Reg CF Offering*"). The SPV Company will hold one of three classes of preferred units offered in this Reg CF Offering. The Manager, in its discretion, may issue different or additional classes of Units. The current classes of Preferred Units are as follows:

Class A Preferred Units. Class A Preferred Units will be owned by investors who make Capital Contributions equal to or in excess of $1,000,000 (the "*Class A Threshold*"). Class A Preferred Units will accrue a non-compounding preferred return of 15% on unreturned capital (the "*Class A Preferred Return*"). Notwithstanding anything herein to the contrary, the Class A Preferred Return shall be 7.5% prior to the Preferred Return Increase Date.

Class B Preferred Units. Class B Preferred Units will be reserved for investors who make Capital Contributions equal to or in excess of $250,000 but less than $1,000,000 (the "*Class B Threshold*"). Class B Preferred Units will accrue a non-compounding preferred return of 13.5% on unreturned capital (the "*Class B Preferred Return*"). Notwithstanding anything herein to the contrary, the Class B Preferred Return shall be 6.75% prior to the Preferred Return Increase Date.

Class C Preferred Units. Class C Preferred Units will be reserved for investors who make Capital Contributions less than the Class B Threshold. Class C Preferred Units will accrue a non-compounding preferred return of 12% on unreturned capital (the "***Class C Preferred Return***"). It is expected that Class C Preferred Units will be issued entirely to the Crowdfunding SPV and offered under this Crowdfunding Offering. Notwithstanding anything herein to the contrary, the Class C Preferred Return shall be 6% prior to the Preferred Return Increase Date.

All of the preferred units will be nonvoting.

The "***Preferred Return Increase Date***" shall mean the earlier of

> (i)   the date the Venue opens for business and
> (ii)   the date that is 18 months from the date of the first Closing in one of the offerings.

CLOSINGS

The Manager intends to hold a closing as soon as possible upon raising approximately $5,000,000 which it expects to occur on or before December 31, 2023 (the "***Closing***"), but the Manager reserves the right to close the offering sooner or extend the offering period as it determines is appropriate, in its sole discretion. As described elsewhere, the Manager believes that the Company needs approximately $13.5 million in capital to complete the development of the Venue. The Manager may, in its sole discretion, terminate this Offering at any time.

DISTRIBUTIONS

The Company will have different interim distribution order and priority depending upon whether the Company is making a distribution from proceeds of operations or from a liquidating event.

Operating Distributions (as defined below) will be distributed from time to time in the Manager's discretion in the following order and priority:

> (i) First, (A) 100% to the Investors, *pari passu* among all classes of Investors, until the Investors have received total cash distributions equal to its relevant preferred return based on the class of Units (the "***Preferred Return***"). It will be cumulative but non-compounding, such that any unpaid Preferred Return for a given year will accrue and be caught up in accordance with these distribution provisions;

> (ii) Thereafter, (A) 90% to the Investors, *pari passu* until Investors receive back their unreturned capital contributions and (B) 10% to the Manager; and

> (iii) Thereafter, 30% to the Investors and 70% to the Manager.

Proceeds from Capital Events (as defined below) and liquidating distributions will be distributed from time to time in the Manager's discretion in the following order and priority:

> (i) First, to the Investors, *pari passu* among all classes of Investors, to the extent they have not received their Preferred Return;

> (ii) Second, to the Investors to the extent of their unreturned capital (if it has not already been distributed as an Operating Distribution); and

(iii) Thereafter, 30% to the Investors and 70% to the Manager.

"Operating Distributions" shall mean the gross cash proceeds available to the Company from any source that is available for distribution to the Members other than cash from a Capital Event or liquidating distributions, less the portion thereof used to pay or establish reserves for Company expenses, debt payments, capital improvements, replacements and contingencies, as determined by the Manager.

"Capital Event" shall mean any of the following events that do not result in the dissolution and liquidation of the Company: the sale or refinancing of the Venue or the receipt of net recoveries of damage awards and insurance proceeds (other than rental interruption insurance proceeds) which funds are not otherwise needed for repair or reconstruction of improvements of the Venue.

The Manager may also offer additional non-monetary perks or benefits to some investors that could include access to performances at the Venue or other preferred involvement with the Venue.

MANAGER COMPENSATION

Development Fee

The Company will pay a developer fee equal to approximately 5% of the total cost of development (the "***Development Fee***"). The Development Fee will be paid to 180Company, LLC, an affiliate of the Manager that is owned and managed by John Pedro. Based on current estimates, the Manager expects the Development Fee to be approximately $375,000. It is expected that the Development Fee will be paid over the course of development.

Management Fee

The Company will pay a management fee each Fiscal Year equal to the greater of $300,000 or 3.5% of gross revenue (the "***Management Fee***"). The Management Fee will be paid to the Manager. The Management Fee will be paid during the construction; provided, that, during 2023, the Management Fee will be prorated based on when the Company closes one of its offerings. The Management Fee will be paid monthly.

License Fee

The Company will pay a license fee each Fiscal Year once the Company begins earning revenue equal to $1 for the three initial years following the beginning of operations and then it will be $75,000 (the "***License Fee***"). The License Fee will be paid to Gig, LLC, an entity wholly owned by Michael Grozier, pursuant to a license agreement by which the Company obtains the license to use the brand name "Trueline". The License Fee will be paid monthly and prorated for the initial year.

Promote

The Manager will be entitled to 10% of distributions under the waterfall after the return of capital to Investors. Following payment of the Preferred Returns and the return of capital to Investors, the Manager will receive 70% of the distributions of the Company.

COMPANY EXPENSES

The Company will bear all costs and expenses incurred by the Company in the setup and maintenance of the operations of the Company, including legal and accounting expenses, the cost of preparing the Company's financial statements, tax returns and K-1s, custodial fees, appraisal and valuation expenses, insurance, litigation and indemnification expenses, if any, taxes and other governmental fees and charges. In connection with this Offering, the Company will pay a fee to Vicinity, LLC.

THIRD PARTY AND AFFILIATE SERVICES

Certain necessary services will be provided by third parties. Other third parties may be engaged, and, to the extent the Manager believes that the Manager, or an affiliate of the Manager, can provide any such services, the Manager shall be free to provide the services itself or allow an affiliate to provide the services for additional fees. The fees shall be charged at market rates and will be competitive with fees that would be charged if the Company used the services of a third-party. Please see the Operating Agreement for more details regarding these fees.

BORROWINGS

The Company may procure debt to help fund the acquisition and renovation of the Venue.

RISK FACTORS

An investment in the Company is subject to significant risks. These risks are set forth in greater detail in the section entitled "Risk Factors."

AMENDMENTS

An amendment of the Company's Operating Agreement generally requires a vote of the Manager and majority in interest of the Members. Any such amendment approved by the Manager and a majority in interest of the Members is effective against Members who voted against the amendment or did not vote for the amendment, so long as the amendment does not have a material adverse effect on the Members. The Manager is allowed to amend the Company's Operating Agreement in limited instances without Member consent.

OTHER FUNDS

The Manager and Principals intend to sponsor or form additional investment funds and other Trueline venues (each, a "***Subsequent Fund***"), and the Manager and Principals may make separate companies to operate other Trueline venues. Subsequent Funds may have an investment objective, strategy, and geographic scope that are the same or substantially similar to those of the Company. There will be no restriction on the Manager or the Principals and their affiliates from competing with the Company, making separate Trueline venues, operating other commercial properties, or businesses, or investing in or managing other properties at any time. An investment in the Company is only an investment in the Trueline venue in Greenville, South Carolina and does not entitle an investor to the right to invest in other Trueline venues.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

It is anticipated that the Company will be treated as a partnership and not as an association taxable as a corporation or a publicly traded partnership treated as a corporation for federal income tax purposes. Accordingly, the Company should not be subject to federal income tax, and each

Member will be required to report on its own annual tax return such Member's distributive share of the Company's taxable income or loss, whether or not any amounts are distributed to, or withdrawn by, the Member. The Company's Operating Agreement does not require the Company to distribute amounts sufficient to cover the tax liabilities of the Members.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Michael Grozier	100%

MANAGING ENTITY

The SPV Company is managed by Trueline-Greenville Manager, LLC.

LITIGATION

The Company is not involved in any open litigation or lawsuits.

INTELLECTUAL PROPERTY

The Company licenses the rights to use the "Trueline" brand name from Trueline Brands, LLC. Under the license agreement, Gig, LLC, an entity wholly-owned by Michael Grozier, is entitled to the License Fee pursuant to the license agreement once the Company begins earning revenue.

OTHER

The Company conducts business in Greenville, South Carolina.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own research of the Company's industry to obtain greater insight in the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Min Proceeds Raised	Amount if Minimum Raised	% of Max Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	8.0%	$200,000	4.0%	$200,000
Construction costs	88.0%	$2,200,000	92.0%	$4,600,000
Misc. costs	4.0%	$100,000	4.0%	$200,000
Total	**100.00%**	**$2,500,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers, escrow related fees, and payment in the form of securities to Vicinity, all of which may be incurred in preparation or completion of the campaign and may be due in advance of the closing of the campaign.

If the Company only raises the minimum amount, or even if the maximum amount is raised, the Company will not be able to complete development of the Venue and will not go forward on the business plan, unless the Company is successful in finding financing sources elsewhere, such as through debt or other capital raises.

The Company does have discretion to alter the use of proceeds as set forth above.

BUSINESS PLAN

The Company's investment objective is to provide investors with the opportunity to invest in the Company's development and operation of a live entertainment venue in Greenville, South Carolina. The goal is to develop a 400 & 1700 person capacity venue at 401 Rhett Street in Greenville, South Carolina (the "*Venue*"). The Company has a long-term lease for the Venue and has had building plans rendered for the planned changes to the Venue and has received the necessary approvals to begin updates.

Currently, 401 Rhett Street is an abandoned warehouse. The Company will use the proceeds from this Offering, the 506(c) offering, and debt to develop the flagship Trueline venue in Greenville, South Carolina. The Company currently leases the property on which the Venue will be developed under a 20-year lease. The Company has obtained architectural designs for the rebuild of the abandoned warehouse, which currently suggest the following prospective changes:

















EXTERIOR & GROUNDS
VIP ENTRANCE & EXTERIOR


INTERIOR & STAGE RENDERS


GREENVILLE BLUEPRINTS (1/3)


GREENVILLE BLUEPRINTS (1/3)

Although the ultimate design plans may change, the Company has begun discussing the plans with potential general contractors and we are hopeful that the ultimate development will resemble these images. If there is a successful raise by the end of July 2023, we are hopeful that construction will begin in October 2023. Our current best guess is that construction will take approximately 12 months, meaning operations could begin as soon as October/November 2024.

The current design for the Venue has multiple music venues. In the 1700-person capacity music hall, the Company hopes to book national touring acts. The Company plans to buy direct and co-promote shows, as a way to help bring in national touring acts. We are also hopeful to have a diversity of content, bringing in shows from various genres of music. Our goal, although ambitious, is to book 130 national touring acts in the first full year.

In the 400-person capacity room, we intend to book local and regional bands, as well as some curated content. Our ambitious goal is to keep this room busy with events almost every day.

The Company will strive to create multiple revenue streams, including from ticket revenue (calculated after artist guarantees/percentages), rental fees, VIP experiences, private lounges, alcohol sales, food sales, memberships, concierge packages, group sales, and sponsorships. Our current designs call for more than 40 points of sale for bars and lounges for alcohol. We also hope to have an attractive menu to consumers. A more detailed overview of the business is attached as Exhibit A.

Capital Needed for the Development of the Venue

As of the date of this filing, the Manager believes that the Company will need to obtain approximately $13.5 million of capital to fully complete renovation of the Venue and become revenue positive. The Company is currently looking to obtain the capital through three sources: a 506(c) Offering, this Reg CF Offering, and debt. Because the Company is raising capital through a variety of different sources, the amount of capital raised in each of these options is uncertain. Because of the lead time necessary for construction, the Company intends to close any of the various offering sources when it reaches approximately $5 million. The minimum capital raise of $5 million is insufficient to complete the development of the Venue, but the Manager feels comfortable that development can commence and is hopeful that the rest of the capital will be raised within a reasonable time after starting construction. The Company could wait to close all of the offerings when it reaches the amount it believes is needed to complete the development, but this could possibly unnecessarily delay the project.

Governance

Your investment in the Company will be governed by the SPV Company and the Company's Operating Agreements, both of which are attached as Exhibits B and C. The Operating Agreements provide that Trueline Greenville Manager, LLC, a South Carolina limited liability company, is the manager of the Company. Subject to very narrow limitations set forth in the Operating Agreements, the Manager will have full authority and discretion to direct all matters related to the SPV Company and the Company. The Operating Agreements also include other provisions, such as restrictions on transferability of Units and a call right in favor of the Company and the SPV Company. All investors should thoroughly review the Operating Agreements with their lawyers, accountants, and investment advisors prior to investing in the SPV Company.

MANAGER, OFFICERS AND EMPLOYEES

Trueline-Greenville Manager, LLC will serve as the manager of the Company (the "***Manager***"). The Manager is wholly-owned by Trueline Brands, LLC. The Manager is responsible for the overall management and administration of the Company and the SPV Company, including the acquisition and management of the Venue and the Company's other assets. The Manager will provide to the Company and the SPV Company, among other things, day-to-day administrative services, property management, disposition, and other transaction-related services, and will have the right to engage other firms to handle one or more such services under the Manager's supervision. The management and supervision of the Company and the SPV Company are exclusively vested in the Manager and any entities to which it may delegate such authority. Investors generally will not have any right to participate in the management, control, or supervision of the Company and the SPV Company and will have no authority to bind or transact business on behalf of the Company and the SPV Company.

The Principals

Michael Grozier, CEO

Full-time, Trueline Brands

Part-time, Trueline-Greenville L.L.C.

EVP of Clubs and Theatres with Live Nation during the last 3 years.

Michael is an accomplished leader in the live entertainment industry with a proven track record of success spanning three decades. He has a strong background in management, profitability and culture building and a passion for creating unforgettable experiences. After graduating from Villanova University in 1983, Grozier held management roles at the Hard Rock Café in New York City from 1984 to 1989, which ultimately led to an opportunity for him to open the Hard Rock Café in Dallas as a manager. From 1989 to 1992, he served as a general manager for Entertainment One, where he spearheaded the opening of a club in Dallas and later took over Wurlitzers in Piscataway, New Jersey. In 1992, Michael became the Founding General Manager and Director of Training for the original House of Blues in Cambridge, Massachusetts. He played a pivotal role in establishing additional House of Blues locations in New Orleans, Las Vegas, Cleveland and Atlantic City, among other cities, writing handbooks, training manuals and reviews, while also developing operating systems. In 2006, House of Blues was acquired by Live Nation, and Michael was promoted to Executive Vice President of Clubs in Theaters in 2007. During the past 10 years, his division has achieved a compound annual growth rate of 19%, has expanded to include an additional 15 clubs, and has reached an annual revenue of $225 million with an AOI of $36 million.

John Pedro, Developer, part-time

Principal with One-Eighty Co during the last 3 years.

John owns a boutique construction and development firm that has constructed over 7.5 million square feet and completed more than 40 hospitality and retail projects with an aggregate cost of over $2.2 billion over the course of the last 25 years, working with major brands such as Kohls, Kroger, Alexanders, Walmart and Live Nation. His firm specializes in working with select clients on transformative projects, growing market-defining brands, and taking a holistic, organic approach to each project with a primary focus on the customer experience. He has collaborated with Michael Grozier on several projects and also owns a hospitality brand, which he developed, that operates various bars and restaurants in multiple markets. John is a graduate of The Ohio State University with a degree in Construction Management and a minor in Finance.

Michael O'Connor, part-time

Partner of O'Connor Law during the last 3 years.

Michael is the founding partner of O'Connor Law in Frackville, Pennsylvania. Michael practices in various areas of law, including workers' compensation, social security disability, personal injury, and motorcycle and automobile accidents. Michael earned his J.D. at Western Michigan University Cooley Law School, and both his M.A. in Political Science and B.A. in Political Science from Villanova University.

Samuel J. Morreale, part-time

Managing Partner of Vision Real Estate Partners during the last 3 years.

Sam is the founder and a managing partner of Vision Real Estate Partners, a full-service real estate investment, development, and asset management company. Prior to co-founding Vision Real Estate Partners, Sam worked at Goldman Sachs Whitehall Operating Company, which owned and operated over 15 million square feet of commercial real estate in the Northeast. Sam graduated from Villanova University with a Bachelor of Science in Business Administration in addition to graduate studies in finance at Seton Hall University. He currently serves on the Board of Trustees for the National Association of Industrial and Office Properties (NAIOP). He is also a member of the Real Estate Advisory Board of The Daniel M. DiLella Center for Real Estate at Villanova's School of Business, a member of the Board of Trustees for Berkeley College in both New York and New Jersey, and a Board Member of the Sussex Education Foundation (a non-profit organization providing housing for international students in Manhattan and Westchester).

EMPLOYEES

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Prior to the date of this Form C, the Company had issued the following outstanding Securities:

Type of security	Membership Units
Amount outstanding	100%
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	No
Percentage ownership of the Company by the holders of such Securities	100%

Prior to the date of this Form C, Michael Grozier owned all outstanding Membership Units of the Company. In connection with this offering, the Membership Units owned by Michael Grozier will be converted into manager ownership.

In connection with this Crowdfunding Offering and the 506(c) Offering, the Company expects to have three classes of Units:

Type of security	Class A	Class B	Class C
Amount outstanding	None currently	None currently	None currently
Voting Rights	No	No	No
Anti-Dilution Rights	No	No	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Each class will earn a different preferred return, but will share, on a pro rata basis, with the other classes in 30% of the distributions following the payment of capital and preferred returns.	Each class will earn a different preferred return, but will share, on a pro rata basis, with the other classes in 30% of the distributions following the payment of capital and preferred returns.	Each class will earn a different preferred return, but will share, on a pro rata basis, with the other classes in 30% of the distributions following the payment of capital and preferred returns.
Percentage ownership of the Company by the holders of such Securities	This will depend upon the number of investors in each class of units.	This will depend upon the number of investors in each class of units.	This will depend upon the number of investors in each class of units.

The Company has related party loans outstanding in the amount of $506,653 as of the end of 2022. The related party loans bear no interest, are unsecured, and are payable at a future date to be determined by management.

Related Party Transactions

Related Party	Relation	Amount
Gig Inc.	Michael Grozier owns Gig, LLC and has extended member loans in this amount (see audited financials notes for additional information)	$506,653

The Company has not conducted any Securities offerings in the past three years.

The Principals control the Company and the SPV Company through their control of the Manager. The Principals do not possess any rights with respect to the Company and the SPV Company except as discussed herein. There are not rights that could be exercised by the Principals that would affect the opportunity to purchase the securities as described herein.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit E.

Operations

We are a pre-revenue company and our primary expenses for 2021 and 2022 consisted of lease payments ($22k and $181k respectively), amortization ($36k and $54k respectively), G&A expenses ($21k and $28k respectively), and contractors/professional services ($71k and $6k respectively). The Company does not anticipate generating revenue until after operations begin.

There are no historic revenues or costs of goods, as the Company is not yet operational. The Company intends to achieve profitability within the first couple of years of operations.

Financial milestones include the following targets:

- Equity funding completed – Q3 2023
- Begin construction - Q4 2023
- FF&E installs, marketing and training - Q3 2024
- Operations begin - Q4 2024

Liquidity and Capital Resources

The Offering proceeds are a key part of our business plan, as the Company could not otherwise conduct the renovation and become operational. Total minimum capital needs for the project's viability are estimated at $13.5 million, sourced from this Regulation Crowdfunding Offering, a 506(c) offering, and debt.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:

- Materials and labor to redevelop the abandoned building
- FF&E for the Venue

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as **Exhibit E**.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 5,000,000 Class C Units for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $2,500,000.00 in this Offering (the "*Minimum Amount*"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by September 30, 2023 (the "*Offering Deadline*") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount, up to a total of $5,000,000.00 (the "*Maximum Amount*"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary.

The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

If a Purchaser does not cancel an investment commitment before 48 hours prior to the Offering Deadline or the Closing, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment.

Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $1,000.00.

The Offering is being made through Vicinity, LLC, the Intermediary.

RISK FACTORS

An investment in the Class C Units involves various risks and uncertainties. You should carefully consider the following risk factors in conjunction with the other information contained in this confidential Form C before purchasing our Class C Units. The risks discussed in this Form C can adversely affect our business, operating results, prospects and financial condition, and cause the value of your investment to decline. The risks and uncertainties discussed below are not the only ones we face but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects, and financial condition. You should carefully consider these risks together with all of the other information included in this confidential Form C before you decide to purchase any of our Class C Units.

Risks Relating to the Venue

Investment Risks.

The Company's, and thus the SPV Company's, economic performance and value are subject to many risks, including the failure for any reason of the Venue to generate revenues sufficient to meet its operating expenses, including debt service, the Company's, and thus the SPV Company's, cash flow and ability to pay distributions to its equity holders, or even to meet its obligations to any lender. In any such case, the value of the Venue, and thus of the Company, and thus the SPV Company's, and the investor's investment may be adversely affected. Factors outside the Company's control that make the Company, the SPV Company, Venue, and the investor's investments susceptible to the risks generally include:

- unfavorable trends in the national, regional or local economy, including changes in interest rates or the availability of financing as well as plant closings, industry slowdowns, a decline in household formation or employment (or lack of employment growth), conditions that could cause an increase in the operating expenses of the Company (such as increases in property taxes, utilities, compensation of on-site personnel and routine maintenance), and other factors affecting the local economy;
- construction or physical defects in the Venue that could affect its market value or cause the Company to make unexpected expenditures for repairs and maintenance;
- adverse use of adjacent or neighboring real estate;
- changes in real property tax rates and assessments, zoning laws or regulatory restrictions, including rent control or rent stabilization laws or other laws regulating the Company's operations; and
- damage to or destruction of any of the buildings comprising the Venue, or other catastrophic or uninsurable losses, which may thereafter be impossible to repair or replace due to changes in building, zoning or planned development uses that have come into effect.

These factors, among others, may reduce the income or value of the Venue and thus may have an adverse impact on the operations of the Venue and the value of the investors' investments.

General Risks Relating to Ownership and Operation of an Entertainment Venue.

Certain expenditures associated with the Venue will be fixed (principally mortgage payments, if any, real estate taxes, and maintenance costs) and will not necessarily decrease due to events adversely affecting the owner's income from the Venue and the investors' investments. No assurance can be given that certain assumptions as to the future profits from the Venue will be accurate, since such matters will depend on events and factors beyond the Company's control. These factors include, among others:

- adverse changes in local and national economic conditions;
- changes in the financial condition of customers;
- changes in the availability of debt financing and refinancing;
- changes in the relative popularity of the Venue and other music venues;
- changes in interest rates, real estate taxes, and operating and other expenses;
- changes in market capitalization rates;
- changes in, and to the application and interpretation of, environmental laws and regulations, zoning laws and regulations, other governmental laws, and regulations and changes in fiscal policies;
- changes in utility rates;
- changes in market rates;
- development and improvement of competitive entertainment venues;
- ongoing development, capital improvement, and repair requirements;
- risks and operating problems arising out of the presence of certain construction materials;
- environmental claims;
- physical destruction and depreciation of equipment and property;
- damage to and destruction of the Venue, including uninsurable losses (such as damage from wind storms, earthquakes, hurricanes, or acts of terrorism);
- acts of God;
- changes in availability and cost of insurance;
- unexpected construction costs;
- increases in the costs of labor and materials;
- material shortages; and
- labor strikes.

Our business depends upon attracting good musicians.

Our business model depends upon our ability to book quality musicians that can attract customers to the Venue. In the event that we are not successful in attracting popular, quality musicians, our cash flows will be adversely affected.

Competition from Other Entertainment Venues.

The Venue will compete with other entertainment venues in the same geographic area. Competition in the identified target markets areas is significant and likely to increase during the anticipated investment term, and may affect the Venue's ability to attract customers and provide entertainment options. Moreover, if development of other venues similar to the Venue by other operators were to increase, competition with the Venue could intensify. Competition in the local market could decrease the Company's ability to attract bands, customers or entertainment options, cause an increase in operating expenses, make refinancing a bank loan more difficult or impossible, make a sale of the Venue more difficult or less profitable, or otherwise make it difficult or impossible to operate the Venue profitably.

The Peace Center, an established venue in Greenville, announced plans in September 2022 to develop "AMP: A Music Project" within 1 mile of the Venue. AMP is projected to be a $36 million project that will involve transforming three buildings next to the Peace Center into music venues. Construction began in February 2023 on AMP and is expected to be completed by the end of 2024. AMP is projected to include, among the current music offerings of the Peace Center, a 250-person capacity listening lounge, a recording studio, and a 1300-person capacity, three-tiered, flat floor music club. Although the Venue and AMP will compete for bands, entertainers, and customers, the Manager believes that the Venue will be complementary to AMP to help grow Greenville into a sophisticated music city.

Competing Interests of Musicians.

Given the number of shows we are hopeful to have play at the Venue, we expect to have various types of musicians that may appeal to some members of the community but not other members of the community. Inevitably, there is no way to conduct comprehensive background checks on any and all public or private statements or positions taken by musicians. In the event that the Venue hosts a musician who has, for example, posted something on Twitter that is offensive, there may be blowback or a public relations debacle for the Venue which would harm the Company's, and thus the SPV Company's, revenues.

Our marketing strategies and channels will evolve and may not be successful.

We expect to incur costs and expend other resources in our marketing efforts to attract musicians and customers. Our strategy is expected to include public relations, digital and social media, and promotions. We will also rely upon musicians marketing to their fan bases. We expect to rely heavily on social media for many of our marketing efforts. If consumer sentiment towards social media changes or a new medium of communication becomes more mainstream, we may be required to fundamentally change our marketing strategies which could require us to incur significantly more costs. Some of our marketing initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenue. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising than we are able to at this time. Should our competitors increase spending on marketing and advertising or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than those of our competitors, there could be a material adverse effect on our business, financial condition and results of operations.

Risks Associated with a Music Venue.

The Venue is a music venue that includes general risks associated with operating a music venue that serves alcohol, including, but not limited to, injuries to customers. The Company expects to have insurance to cover the Venue from any losses. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations. In addition, they may generate negative publicity, which could reduce guest traffic and/or the willingness of musicians to play at our venue. Although we maintain what we believe to be adequate levels of insurance to cover any of these liabilities, insurance may not be available at all or in sufficient amounts with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business and results of operations.

The Venue will be subject to regulation, including, but not limited to, those regulating alcohol.

The Venue intends to conform to all applicable governmental rules and regulations. We are required to operate in compliance with federal laws and regulations relating to alcoholic beverages administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives of the U.S. Department of Justice, as well as the laws and licensing requirements for alcoholic beverages of South Carolina and Greenville. Alcoholic beverage control regulations relate to numerous aspects of daily operations of a restaurant, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, and the storage and dispensing of alcoholic beverages. Failure to comply with federal, state or local regulations could cause any licenses we obtain to be revoked and force us to cease the sale of alcohol. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of any operations or increase the costs associated therewith. We expect alcohol sales to comprise a significant portion of our revenues. If we are unable to obtain any required licenses, revenues and results of operations could be adversely affected.

Additionally, we are also subject to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We expect to carry liquor liability coverage as part of our existing comprehensive general liability insurance. Recent litigation has resulted in significant judgments and settlements under dram shop statutes. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation could have an adverse impact on our business, results of operations or financial condition. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and resources away from operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage or not covered by insurance could have a material adverse effect on our business, results of operations or financial condition.

Incidents involving food safety and food-borne illnesses could adversely affect guests' perception of our brand, result in lower sales and increase operating costs.

The Venue intends to offer a full-service food menu. Food safety is a top priority, and we will dedicate substantial resources to ensure the safety and quality of the food we serve. Nevertheless, we face food safety risks, including the risk of food-borne illness and food contamination, which are common both in the restaurant industry and the food supply chain and cannot be completely eliminated. We will rely on third-party food suppliers and distributors to properly handle, store and transport ingredients to the restaurant. Any failure by our suppliers, or their suppliers, could cause ingredients to be contaminated, which may be difficult to detect before the food is served. Additionally, the risk of food-borne illness may also increase whenever our food is served outside of our control, such as by third-party delivery services. Regardless of the source or cause, any report of foodborne illnesses or food safety issues, whether or not accurate, at the Venue could adversely affect our brand and reputation, which in turn could result in reduced guest traffic and lower sales. If any of our guests become ill from food-borne illnesses, we could be forced to temporarily close the Venue or cease offering food or choose to close as a preventative measure if we suspect there was a pathogen in the Venue. Furthermore, any instances of food contamination, whether or not at the Venue, could subject us or our suppliers to voluntary or involuntary food recalls and the costs to conduct such recalls could be significant and could interrupt supply to unaffected restaurants or increase the cost of ingredients.

The Company's Employees May Engage In Misconduct Or Improper Activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and lawsuits, and serious harm to the Company's reputation.

The Venue is Leased.

The Company will be investing significant capital to develop a music venue with a lease of approximately 20 years. The Company does not own the property on which the Venue will be constructed. The fact that the property is leased may impact the Company's ability to obtain debt financing for the construction and may impact the Company's ability to sell the Venue at its true fair market value (unless the potential purchaser is able to renegotiate a lease on favorable terms). To the extent that the Company needs to renegotiate the lease, the landlord could have significant leverage over the Company as the Venue cannot be physically relocated to another location.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

Trueline Greenville is the flagship location and the management team's first venture together. Although the Principals have experience in the music and hospitality industry, this Company is the first Trueline venue and their first music venture together. There are inherent risks and learning curves in developing a new music venue. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. Although the Principals believe their background and experience can overcome such learning curves, risks do exist.

Costs associated with complying with the Americans with Disabilities Act.

The Venue is expected to be subject to the Americans with Disabilities Act of 1990, as amended (ADA). Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's, and thus the SPV Company's, net income and the amount of cash available for distributions to the Company's, and thus the SPV Company's, investors.

Entertainment Venue Related Regulatory Risks.

An investment in an entertainment venue is subject to various federal, state, and local laws and regulations, including building codes, regulations pertaining to fire safety and handicapped access and other regulations which may be enacted from time to time. The Company's, and thus the SPV Company's, performance may be adversely affected by significant costs required to comply with any future changes in such regulations.

Impact of Government Regulations on the Venue.

Government authorities at all levels are actively involved in the regulation of land use and zoning, environmental protection and safety and other matters affecting the ownership, use and operation of real property. Regulations may be promulgated that could restrict or curtail certain usages of existing structures, including, but not limited to, hour restrictions, or require that such structures be renovated or altered in some manner. The promulgation and enforcement of such regulations could increase expenses, and lower the income or rate of return, as well as adversely affect the value of any aspect of the Venue. Operators are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of the Company, and thus the SPV Company.

Additionally, the Venue may be subject to takings or eminent domain by the government. Any such exercise of eminent domain would allow the Company to recover only the fair value of the Venue. "Fair value" could be substantially less than the real market value of the Company's internal assessment of value of the Venue for a number of years, and the Company could effectively have no profit potential from the Venue acquired by the government through eminent domain.

Leverage.

The Venue may be leveraged and subject to substantial mortgage indebtedness. As a result of such leveraged position, an increase in the value of the investments could result in substantial benefits to the Company upon resale of the investments. Conversely, a decrease in the value of the Venue could result in the Company being unable to sell the Venue for a price sufficient to return to the Members their investment in the Company, and thus the SPV Company.

Risk of Foreclosure.

It is contemplated that the gross revenues to be derived from the operation of the Venue will be sufficient to cover the expenses of maintaining and operating the Venue, including servicing any applicable debt financing. However, no assurance exists that such gross revenues will always be sufficient to cover such expenses. Failure by the revenues generated by the Venue to meet the obligations under any applicable debt financing could result in loss of the Venue through foreclosure and, thus, the investors losing their investment. Moreover, many forms of debt financing will have terms that will require a substantial "balloon payment" at maturity. To the extent that the Company obtains debt financing with a balloon payment, the Manager will endeavor to sell or refinance the Venue at or prior to the time of the maturity. The ability to repay any debt financing will be dependent upon the ability to sell the Venue for more than the balloon amount or to obtain adequate refinancing at the respective due date. Failure to sell the Venue or to obtain the necessary refinancing when needed could result in a foreclosure of the investments.

Rising Interest Rates.

It is possible interest rates will change during the time of the Company's ownership of the Venue. To the extent that the Company uses debt financing with a variable interest rate, the changes in interest rates could have unforeseen and potentially negative impacts on the returns of the Company. Accordingly, increases in interest rates would increase the interest costs of the Company's investment, which could materially and adversely affect the results of operations and ability to pay amounts due on the outstanding debt.

Tax Credits.

The Manager believes the Venue and the renovations may qualify for Abandoned Building Tax Credits. The Company has not yet applied for those tax credits and there is no certainty as to whether the renovations of the Venue will qualify for any such tax credits and, even if it did, that the tax credits would be useful to Investors.

There may be construction cost overruns and delays.

The estimated construction costs are based on the Manager's current estimates, which are based on certain assumptions, including but not limited to the assumption that this Offering is successfully and timely consummated and that the Company is fully funded.

The plans and specifications for the construction and development are only preliminary at this point and the costs of construction and development have not been finalized, as final bids have not yet been received and the construction contracts have not been finally awarded. Until that time, the amount for construction is only our current best estimate of costs. Even assuming the estimate is correct for purposes of finalizing a construction contract, construction cost overruns may occur for a variety of reasons, including but not limited to, the following:

- · There may be delays in the consummation of this Offering.
- · There may be delays in closing any loan or receiving construction draws thereunder.
- · There may be delays in obtaining any necessary materials, labor, furniture, equipment or inventory for the completion of the Venue construction and development.
- · Construction delays and cost overruns may also occur due to unanticipated environmental, soil or other conditions impacting the property, labor disputes, supplies shortages, transportation difficulties, earthquakes, or other natural disasters or other events affecting the site or the region generally.

Any general contractor may have other commitments to build other facilities and those commitments could delay construction of the Venue and our ability to generate revenue.

We do not know how many other projects the architect or general contractor engaged by the Company to design and complete the construction and development will have contracted when work on our project begins. It is possible that the architect or general contractor engaged to work on the Venue has or may have commitments to other projects that could cause the construction to be delayed. It is also possible that the architect or general contractor engaged to work on the Venue will continue to contract with others for other design and construction projects. These current and future commitments could reduce the resources of the architect or general contractor to such an extent that completing the construction may be significantly delayed. If this occurs, the Company's ability to generate revenue will also be affected and the value of your investment in the Class C Units may be reduced.

Any person who supplies services or materials to the Venue may have a lien against the Venue securing any amounts owed to such person under state law.

During construction and development of the Venue, if a contractor fails to pay its subcontractors or the materials supplier to the Venue, the subcontractor and materials supplier who were not paid will have mechanic's lien rights against the Venue. If a mechanic's lien does appear against the Venue or the property, its release must be obtained or the person holding such lien will have the right to foreclose. Such a lien will negatively affect returns therefrom.

Construction of the Venue is subject to zoning and development laws and regulations which may increase our costs, delay construction and reduce profitability.

As a precondition to the planned construction and development of the Venue, we will be required to obtain the approval and permission of numerous governmental authorities. We have not yet obtained all of these approvals and permits. While the Manager does not anticipate any serious obstacles on the approval and permitting process, failure to obtain such approvals and permits on a timely basis, or at all, may adversely affect our future results and prospects. There is also the possibility that the applicable permitting and approving authorities could impose certain conditions on construction of the Venue which could result in unanticipated additional costs to construction or could result in construction becoming unfeasible, either of which could have a material adverse effect on our business and our profitability. We also may be subject to additional costs or delays because of building permit ordinances, moratoriums, restrictions or other governmental regulations that could be imposed in the future. These ordinances, moratoriums, restrictions or regulations, if imposed, could cause our costs to increase and/or delay or impede our construction of the Venue, which would in turn reduce our revenues and profitability.

Defects in construction could result in devaluation of the Preferred Units.

There can be no assurance that defects in materials and workmanship in the construction and development of the Venue will not occur. Though we expect any construction agreement with a general contractor to require the contractor to correct all defects in materials or workmanship for a period of at least one year after substantial completion of the Venue, material defects in workmanship or materials may still occur. Such defects could delay the completion of the Venue, or, if such defects are discovered after the development is completed, could cause us to have to make additional repairs to the Venue which would affect operations, which would in turn reduce the value of the Units.

Potential Environmental Liabilities.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such enactments often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation and the owner's or operator's liability therefor as to any property is generally not limited under such enactments and could exceed the value of the property or the aggregate assets of the owner. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the Company's ability to sell such property or to borrow using such property as collateral.

Losses from Natural Catastrophes.

The Venue will be covered by insurance believed to be customary in amount and type for real property assets. Some losses of a catastrophic nature, such as losses from floods or high winds, may be subject to limitations. The properties in which the Company may invest may not be able to maintain insurance at a reasonable cost or in sufficient amounts to protect against all potential losses. Further, insurance costs could increase in future periods. If the Venue suffers a substantial loss, insurance coverage may not be sufficient to pay the full current market value of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it impractical to use insurance proceeds to replace a damaged or destroyed property.

Risks and Conflicts of Interest Relating to the Company's Operations

No Assurance of Profit, Cash Distributions, Appreciation, or Rate of Return.

The Company has no previous operating history and will be entirely dependent upon the Manager. While the Manager intends to make investments that have estimated returns commensurate with the risks undertaken, there can be no assurance of success. There can be no assurance that (i) investments by the Company will achieve returns comparable to those achieved in the transactions undertaken previously by the principals or their affiliates; (ii) the Company will achieve its targeted returns; or (iii) an investment, once made, will be profitable or that a Member's interest in such investment will have economic value. Historical returns achieved by affiliates of the Manager are not predictions of future performance. In addition, there can be no assurance that investments will generate cash flow available for distribution to Members or that the Manager will be able to liquidate the Company's investments on favorable terms.

No Relation to Other Investment Results.

The prior investment results of the Manager, the principals, or their respective affiliates, including investment results achieved with their prior firms or any other person or entity described in this Form C, are provided for illustrative purposes only and are not indicative of the future investment results of the Company. There can be no assurance that the investment of the Company will perform as well as the past investments described in this Form C or that the Company will be able to avoid losses. While the Manager intends for the Company to make investments that have estimated returns commensurate with the risks undertaken, there can be no assurance that the estimated target return will be achieved. On any given investment, loss of principal is possible.

Reliance Upon the Manager and the Principals.

Purchasers of Preferred Units do not and will not participate in the investment decision-making process, and the success or failure of the Company is dependent entirely upon the Manager's and the Principals' ability to manage the Venue. In addition, the Company's performance depends, in part, on the Manager's ability to attract and retain key personnel and the continued contributions of the Principals and other executive officers and other key personnel of the Manager, each of whom would be difficult to replace.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies yet on any such individuals.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability at this time, though there is a goal to do so. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Non-Diversified Investment Strategy.

The Company's investment program is considered to be speculative and entails substantial risks. The SPV Company will invest all of its capital into the Company. The Company will invest all of its available capital in the Venue and thus will not be diversified. The Company would effectively make only one investment. Because the Company is not diversifying its portfolio with various investments, the Company will have no ability to shield its investment from losses. No assurance can be given that the Company's investments will generate any income or appreciate in value. There can be no assurance that the Company's investments will not decrease in value.

Asset Valuations.

With certain limited exceptions, valuations of current income and disposition proceeds with respect to financings and investments by the Company will be determined by the Manager and will be final and conclusive with respect to all Members.

Delayed Tax Report Information.

The Company and/or the SPV Company may not be able to provide final Schedule K-1s to Members for any given fiscal year until after April 15 of the following year. The Manager will use commercially reasonable efforts to provide Members with final Schedule K-1s or with estimates of the taxable income or loss allocated to their investment in the Company and/or the SPV Company on or before such date, but final Schedule K-1s may not be available until the Company and/or the SPV Company has received tax reporting information from the Venue necessary to prepare final Schedule K-1s. Members may be required to obtain extensions of the filing dates for their federal, state and local income tax returns. Each prospective investor should consult with its own adviser as to the advisability and tax consequences of an investment in the SPV Company.

Absence of Recourse.

The governing documents of the Company and the SPV Company limit the circumstances under which the Manager and its affiliates, officers, directors, partners, employees, members or other agents, can be held liable to the Company and/or the SPV Company. Further, the Manager may, in its sole discretion, advance to the Manager, a principal or any other indemnitee reasonable attorneys' fees and other costs and expenses incurred in connection with the defense of any and all actual or threatened claims, demands, actions, suits, or proceedings which arise out of such conduct prior to the final disposition of such claim, demand, action, suit, or proceeding; provided, however, that all such advances will be promptly repaid if it is subsequently finally determined in a judicial proceeding or binding arbitration that the indemnitee receiving such advance was not entitled to indemnification hereunder. Other than as set forth herein in respect of the guarantees, any such indemnity shall be paid from, and only to the extent of, Company assets, and no Member shall have any personal liability on account thereof. Finally, the Members do not have the ability to remove the Manager except for cause, which is narrowly defined. As a result, Members may have a more limited right of action in certain cases than they would have in the absence of such limitations.

Risks Relating to Investing in Preferred Units in the Company

The Manager can close the Offering with insufficient capital to complete the development of the Venue.

As described elsewhere, the Manager presently believes that the Company needs $13.5 million to complete the development of the Venue, which the Manager hopes to raise using a combination of equity contributions and debt. Because of the lead time necessary for construction, the Company may close any of the various offering sources when the total capital raised reaches approximately $5 million, which is insufficient to complete the development of the Venue. Although the Manager believes that it will be successful in raising the remaining capital, there is no guarantee that it will be successful in doing so. In the event that the Manager does not raise sufficient capital to complete the development of the Venue, investors could lose their investment.

Members' Investments in the Company Will Be Illiquid and Long Term.

There is not and will not be any public market for the Preferred Units, and the Preferred Units will not be registered under the Securities Act of 1933, as amended, or any state securities law and will be restricted as to transfer by law and the terms of the Operating Agreement. Members will not be entitled to withdraw from the SPV Company. Therefore, it should be anticipated that a Member will be required to bear the economic risk of its investment for an indefinite period of time.

Additional Transfer Restrictions under Section 227.501 of Regulation Crowdfunding

In addition to the transfer restrictions set forth in the Operating Agreement, securities issued in this Offering may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to Regulation Crowdfunding, unless such securities are transferred: (1) To the issuer of the securities; (2) To an accredited investor; (3) As part of an offering registered with the Commission; or (4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Risks Associated with Minority Ownership

The Company has formed a special purpose vehicle, the SPV Company, for Investors in this offering. You are not a direct owner of the Company, but rather you will be an indirect owner of the Company. The SPV Company, and thus you, have no voting rights on any Company matter. The Company is entirely controlled by its Manager. Therefore, you will have no right to control corporate actions, and the Manager will have complete discretion on whether to issue additional interests, repurchase ownership interests, exercise the call right, control a sale, or engage in transactions with affiliates or related parties.

Call Right.

Pursuant to the Operating Agreement, the Manager has the ability to have the SPV Company call a Member's Interest at any time for any reason at the fair market value of such Interest.

The Manager can sell the Venue at any time in its discretion.

The Manager can sell the Venue at any time and to any party in its complete and absolute discretion. The Manager may elect to sell the Venue to itself or an affiliate of the Manager or may elect to sell to a third-party buyer. In the event the Manager elects to sell the Venue to itself, it will be at a value determined by an independent third-party appraiser. Members will not have any role in determining the decision to sell the Venue, timing of the sale of the Venue or the buyer of the Venue. To the extent that an investor invests through a qualified opportunity fund, the Manager will be under no obligation to cause the Company to own the Venue for any time period.

Absence of SEC and Applicable State Securities Commission Reviews.

Since this Offering is a private offering and is not registered under the Securities Act or under applicable state securities or "blue sky" laws, this Form C has not been reviewed by the SEC or by the equivalent agency of any state or governmental entity. Review by any such agency might result in additional disclosures or substantially different disclosures from those actually included in this Form C.

Risk of Tax Law Changes.

Congress has considered proposed amendments to the tax laws that potentially could have a negative impact on the Manager and, possibly, other Members in private investment funds such as the SPV Company and the Company. Such changes (or other tax law changes) could directly or indirectly reduce an investor's after-tax return from an investment in the SPV Company. It is impossible to predict whether any such legislative changes will be enacted or, if they are enacted, whether they would have a significant effect on investors in the SPV Company.

Federal Income Tax Risks.

Investments in the SPV Company entail certain tax risks, including: (i) the generation by the Company or the SPV Company of unrelated business taxable income for any tax exempt entity that purchases Preferred Units; (ii) the treatment of the Company or the SPV Company as engaged in a trade or business in the United States, causing certain foreign investors to be subject to U.S. federal income tax at graduated rates on their share of the Company's or the SPV Company's income; (iii) the possibility that certain deductions claimed by the Company or the SPV Company may be disallowed and that any audit of the Company's or the SPV Company's tax returns may result in an adjustment to or an audit of a Member's return; (iv) the possibility that the Company or the SPV Company may have taxable income allocable to Members in an amount greater than the cash available for distribution, including tax distributions; and (v) the possibility that future legislative or administrative or judicial interpretations of current law or future legislation will change the tax treatment of Members described herein. Potential Members should carefully review the risks contained herein and consult with their own tax advisors regarding the tax impact of an investment in the SPV Company.

NO RULINGS HAVE BEEN REQUESTED FROM THE INTERNAL REVENUE SERVICE WITH RESPECT TO ANY OF THE TAX MATTERS DESCRIBED HEREIN AND NONE WILL BE REQUESTED. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS

OWN ADVISORS WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF ITS PARTICIPATION AS A MEMBER IN THE SPV COMPANY.

General Risks

Uncertainty of Future Results.

This Form C or other information provided to Members may contain certain financial projections, estimates and other forward-looking information. This information was prepared by the Manager based on its experience in the industry and on assumptions of fact and opinion as to future events which the Manager believed to be reasonable when made. There can be no assurance, however, that assumptions made are accurate, that the financial and other results projected or estimated will be achieved or that similar results will be attainable by the Company (and thus, the SPV Company). Prior investment returns are not indicative of future success.

Projections.

Projected results of the Venue are only estimates of future results that are based upon assumptions made at the time the projections are developed. Although the Manager believes the estimates and assumptions to be reasonable, some or even all of the estimates or assumptions may prove to be inaccurate. Undoubtedly, there will be differences between projected and actual results because events and circumstances frequently do not occur as expected, and those differences may be material and adverse. Also, general economic factors, which are not predictable, can have a material effect on the reliability of projections.

The hypothetical pro forma performance results provided in <u>Exhibit A</u> have many inherent limitations and have made certain assumptions. The pro forma financial statements are intended only to show how the Company (and thus, the SPV Company) might perform if the underlying assumptions are realized and the pro forma financial statements are subject to uncertainties, many of which are beyond the control of the Manager. Because of such uncertainties, the Company's (and thus, the SPV Company's) actual results will differ from those reflected in the pro forma financial statements, and such differences could be material. Accordingly, investors should not place any reliance on the pro forma financial statements as a predictor of the Company's (and thus, the SPV Company's) future performance or operating results. Neither the Manager, the SPV Company, nor the Company intends to update the pro forma financial statements to reflect future circumstances or events.

Cautionary Statements Regarding Forward-Looking Statements.

Certain statements in this Form C constitute "forward-looking statements." Such forward-looking statements, including the intended actions and performance objectives of the Company (and thus, the SPV Company), involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company (and thus, the SPV Company) to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements in this Form C speak only as of the date hereof. The Company, the SPV Company, and the Manager expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Counsel to the Company Does Not Represent Members.

The Manager has retained O'Connor Law Firm and Nelson Mullins Riley & Scarborough, LLP (collectively "**Counsel**") in connection with the formation of the Company and the SPV Company, and may retain Counsel as legal counsel in connection with the management and operation of the Company and the SPV Company. Counsel will not represent any Member or prospective Member of the Company or the SPV Company. Counsel has not passed upon the adequacy of this Form C or the fairness of the disclosure herein. Any Member or prospective Member must retain its own independent counsel with respect to the formation of the Company and the SPV Company and any and all matters described above.

Diverse Interests of Investors.

Members are expected to include taxable and tax-exempt entities and may include persons or entities organized in various jurisdictions. As a result, conflicts of interest may arise in connection with decisions made by or on behalf of the Company or the SPV Company that may be more beneficial for one type of Member than for another type of Member.

Member Due Diligence.

The Manager will make available, prior to the Closing of this Offering, to each prospective investor the opportunity to ask questions of, and receive answers from, a representative of the Manager concerning the terms and conditions of this Offering and to obtain any additional information if the Manager possesses such information, or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information set forth herein. Due to the fact that different potential investors may ask different questions and request different information, the Manager may provide certain information to one or more prospective investors that it does not provide to all of the prospective investors. None of the answers or additional information provided are or will be integrated into this Form C, and no prospective investor may rely on any such answers or information in making its decision to subscribe for Preferred Units.

Conflicts of Interest

Conflicts with the SPV.

Investors will invest through a crowdfunding special purpose vehicle, the SPV Company, which will invest in the Company. The Manager and the Principals will also serve as the Manager and Principals of the SPV Company. While the investment goals of the SPV and the Company will be substantially similar, it is possible a conflict of interest could arise for the Manager or the Principals between the SPV Company and the Company.

Conflicts with other Activities.

Affiliates of the Manager and the Principals are engaged in a variety of activities within the real estate and entertainment industries. These affiliates may engage in activities, in the ordinary course of their respective businesses, which may conflict with the interests of the Company and/or the SPV Company. The Manager and/or its Affiliates intend to develop other Trueline venues in other geographic activities. The development and management of these other Trueline venues, as well as other activities of the Principals, may create a conflict between the allocation of time and resources of the Manager and the Principals to the Venue and their other activities.

Promote

The Company will pay the Manager a Promote. As a result of the Promote, the returns realized by the Members from the Company's activities may be substantially less than the returns the Members would realize from engaging in the activities directly, if they were able to make such investments directly without investing in the Company. The Promote may create an incentive for the Manager to cause the Company to make decisions that are riskier or more speculative than would be the case in the absence of a financial incentive to the Manager based on the performance of the Company.

Other Responsibilities of the Principals.

The Principals will continue to conduct certain activities on behalf of the Manager or its affiliates. These other activities could potentially interfere with their responsibilities to the Manager or the Company.

Other Funds and other Trueline Venues Established by The Manager and Its Affiliates.

Neither the Manager nor its respective Affiliates are restricted from forming additional funds or forming other Trueline venues, entering into other manager relationships or engaging in other business activities, even though such activities may be in competition with the Company and/or may involve substantial time and resources of the Manager. The Manager and/or its respective Affiliates may establish funds which compete with the Company for music acts. The Manager and/or its respective Affiliates intend to create other Trueline venues in other geographic regions. The Manager and/or its respective Affiliates will not be required to offer any investment opportunities to the other Trueline venues to any investors in this Offering.

THE FOREGOING LISTS OF RISK FACTORS AND CONFLICTS OF INTEREST DO NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN THIS OFFERING. POTENTIAL INVESTORS MUST READ THE ENTIRE MEMORANDUM AND ALL EXHIBITS BEFORE DETERMINING WHETHER TO INVEST IN THE COMPANY. ALL POTENTIAL INVESTORS SHOULD OBTAIN PROFESSIONAL GUIDANCE FROM THEIR TAX AND LEGAL ADVISORS IN EVALUATING ALL OF THE TAX IMPLICATIONS AND RISKS INVOLVED IN INVESTING IN THE COMPANY.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion is a summary of certain U.S. federal income tax considerations relating to an investment in the SPV Company. Except where specifically indicated, this summary does not discuss the effect of any other federal tax laws (e.g., estate and gift tax), or any state, local or foreign tax laws. This discussion does not address all of the U.S. federal income tax consequences to the Members of an investment in the SPV Company and does not address any of the state, local, or foreign tax consequences of such an investment to any Member. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), on the regulations promulgated thereunder and on published administrative rulings and judicial decisions now in effect, all of which are subject to change or to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a Member and the continued validity of this summary.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a Member in light of such Member's particular circumstances (such as the application of the alternative minimum tax) or that may be relevant to a Member because such Member is subject to special rules, including but not limited to rules applicable to financial institutions, insurance companies, real estate investment trusts, regulated investment companies, brokers and dealers and traders in securities that elect to mark their securities portfolios to market. This discussion applies only to Members who hold their investment in the SPV Company as a "capital asset" within the meaning of Section 1221 of the Code. This discussion does not address the tax consequences of investing in the SPV Company through a partnership or any other pass-through entity for U.S. federal income tax purposes. This summary does not in any way either bind the Internal Revenue Service (the "*IRS*") or the courts or constitute an assurance that the income tax consequences discussed herein will be accepted by the IRS, any other federal, state or local agency or the courts. The SPV Company and the Company have not sought and will not seek (i) any tax rulings from the IRS or any other tax authorities or (ii) any opinions of counsel in respect of any of the matters discussed herein. Each prospective investor is urged to consult its own tax advisor with respect to the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of an investment in the SPV Company.

Company Status

Subject to the discussion of "publicly traded partnerships" and "taxable mortgage pools" below, the SPV Company and the Company will be treated as a partnership for U.S. federal income tax purposes. No assurance can be given that the IRS will concur with such conclusion.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership" under Section 7704 of the Code. The Manager intends to operate the SPV Company and the Company so they will not be treated as publicly traded partnerships. The SPV Company and the Company intend to obtain and rely on appropriate representations and undertakings from each Member and covenants in the operating agreement in order to avoid being treated as a publicly traded partnership.

Section 7701(i) of the Code provides that any entity (or a portion of an entity) that is a "taxable mortgage pool" (a "TMP") will be treated as a corporation subject to U.S. federal income tax. Under such Section 7701(i), an entity (other than a REMIC) will be a TMP if (i) substantially all of its assets consist of debt obligations (or interests therein), more than 50% of which are real estate mortgages (or interests therein), (ii) the entity is the obligor under debt obligations with two or more maturities, and (iii) under the terms of the entity's debt obligations (or an underlying arrangement), payments on such debt obligations "bear a relationship" to the debt obligations (or interests) referred to in clause (i). To the maximum extent practicable, the SPV Company and the Company will seek to structure their investments so as to avoid TMP status.

If either the SPV Company or the Company were classified as a corporation, it would be required to pay U.S. federal income tax at the corporate tax rate on its taxable income. In such case, the amount of cash available for reinvestment or distribution to the Members would be substantially less than if the SPV Company and the Company were both classified as a partnership for U.S. federal income tax purposes. Moreover, any distributions to a Member generally would be taxable to that Member as a dividend.

The following discussion assumes that the SPV Company and the Company will be treated as a partnership for U.S. federal income tax purposes.

Income Taxation of the SPV Company and the Company and Members

The SPV Company and the Company will not pay U.S. federal income taxes, but each Member will be required to report its distributive share (whether or not distributed) of the income, gains, losses, deductions, and credits of the SPV Company and the Company (which may include the income and other tax items of any partnerships or limited liability companies in which the SPV Company and the Company invests). The distributive share of a tax-exempt Member may be treated as unrelated business taxable income ("UBTI") under Section 512 of the Code. See "Tax-Exempt Investors" below. It is possible that the Members could incur income tax liabilities without receiving from the SPV Company sufficient distributions to defray such tax liabilities. The SPV Company's and the Company's taxable year will be the calendar year, or such other year as required by the Code.

IRS regulations require taxpayers to make certain additional disclosures in connection with the filing of any tax return that reflects tax benefits from a "reportable transaction" as defined in the regulations.

Company Distributions

Cash distributions from the SPV Company to Members are generally not taxable, to the extent the distribution does not exceed a Member's adjusted basis. Instead, a Member's adjusted basis in its Units will generally be reduced by the amount of such distribution. However, to the extent such distributions exceed the adjusted basis of a Member's Units, the distribution will be treated as gain from a sale or exchange of the Member's Unit. Distributions (other than liquidating distributions) of property other than cash or marketable securities will reduce the adjusted basis (but not below zero) of a Member's Units by the amount of the SPV Company's adjusted basis in such property immediately before its distribution.

Basis

A Member's basis of its Unit is important in determining (i) the amount of gain it will realize on the sale or other disposition of the Unit, (ii) the amount of non-taxable distributions (including any decrease in the Member's share of the SPV Company's liabilities) that it may receive from the SPV Company and (iii) its ability to utilize its distributive share of any tax loss of the SPV Company. A Member's initial tax basis of its Units in the SPV Company will equal its cost for the Units (which, to the extent that the Member contributes property other than cash, will generally be limited to the Member's basis in the contributed property) plus its share of the SPV Company's liabilities at the time of purchase.

A Member's tax basis of its Unit will be (i) increased by its allocable share of the SPV Company's taxable income and gain and any additional contributions by the Member to the SPV Company and (ii) decreased (but not below zero) by its allocable share of the SPV Company's tax deductions and losses and any distributions by the SPV Company to the Member. For this purpose, an increase in a Member's share of the SPV Company's liabilities will be treated as a contribution by the Member to the SPV Company and a decrease in that share will be treated as a distribution by the SPV Company to the Member.

Allocations of Income, Gain, Loss, Deduction and Credits

The operating agreement will contain provisions intended to comply substantially with IRS regulations describing partnership allocations that will be treated as having "substantial economic effect," and hence be respected, for tax purposes. However, those regulations are extremely complex, and there can be no assurance that the IRS will respect the allocations of income, gain, deduction, loss, and credit for tax purposes made pursuant to the operating agreement, if reviewed. Even if the IRS were to review the Company allocations and determine that they do not technically comply with such regulations, such allocations would be determined "in accordance with each partner's interest in the partnership (determined by taking into account all facts and circumstances)." The allocations under the operating agreement should in most cases be substantially identical to each "partner's interest in the partnership."

Deductibility of Expenditures; Limitations on Losses

Except as described in the following paragraph, interest on any amount borrowed by a Member (other than a corporation) to purchase Units (or fund a Capital Contribution to the SPV Company that is allocable to non-pass-through investment) generally will be "investment interest," subject to a limitation on deductibility pursuant to Section 163(d) of the Code. In general, investment interest will be deductible only to the extent of the taxpayer's "net investment income." For this purpose "net investment income" will generally include net income from the SPV Company and other income from property held for investment (other than income treated as passive business income). However, qualified dividend income, as defined under Section 1(h)(11)(B) of the Code, and long-term capital gain are excluded from the definition of net investment income unless the taxpayer makes a special election to treat such qualified dividend income or capital gain as investment income. Interest that is not deductible in the year incurred because of the investment interest limitation may be carried forward and deducted in a future year in which the taxpayer has sufficient investment income.

Interest on any amount borrowed by a Member to make a Capital Contribution to the SPV Company, which amount is allocable to an investment entity that is a partnership or limited liability company engaged in business, will generally be treated as a passive business activity expense (rather than as "investment interest"). As discussed below, certain categories of Members are subject to limitations on deducting losses from passive business activities.

Prior to the Tax Cuts and Jobs Act (the "2017 Tax Act"), under Section 67 of the Code, non-corporate taxpayers could deduct certain miscellaneous expenses (e.g., manager fees, tax preparation fees, unreimbursed employee expenses and subscriptions to professional journals) to the extent such deductions exceed, in the aggregate, 2% of the taxpayer's adjusted gross income. Under the 2017 Tax Act, this deduction is eliminated for tax years beginning in 2018 through 2025. Accordingly, a Member who is an individual will not be permitted to deduct his share of Company expenses that are treated as miscellaneous itemized deductions.

Under Section 469 of the Code, non-corporate Members (and certain closely-held C-corporations and personal service corporations) are subject to limitations on using losses from passive business activities to offset active business income, compensation income, and portfolio income (e.g., interest, dividends, capital gains from investments, royalties). The SPV Company's distributive share of income or losses from certain partnerships or limited liability companies engaged in business, and the portion of the SPV Company expenses allocable to the SPV Company's investment in such entities, generally will be treated as passive activity income or losses. Accordingly, a Member will be subject to the passive activity loss limitations on the use of any such allocable losses and allocable Company expenses. A Member generally will not be able to use passive activity losses to offset portfolio income (e.g., interest, dividends, capital gains from investments, royalties) from the SPV Company. Certain Members may also be subject to other limitations on using losses allocated to such Member by the SPV Company, including without limitation, basis limitations under Section 704 of the Code and the "at risk" rules under Section 465 of the Code. Members should consult with their own tax advisor regarding their ability to deduct losses allocated by the SPV Company based on such Member's particular circumstances.

Capital Losses

The SPV Company may incur capital losses. Investors (other than corporations) can deduct capital losses only to the extent of capital gains and either $1,500 or $3,000 of ordinary income, depending on the investor's filing status. Excess losses can be carried forward indefinitely.

Sale or Exchange of Units

A Member generally will recognize gain or loss on the sale or exchange of any Units measured by the difference between the amount realized on the sale or exchange and the Member's adjusted tax basis in the Units sold. The amount realized will include the Member's allocable share of certain Company indebtedness, as well as any proceeds from the sale. Thus, a Member's tax liability upon the sale of any Units may exceed the Member's cash proceeds from such disposition.

Under Section 741 of the Code, gain or loss recognized by a Member on the sale or exchange of Units generally will be taxable as long-term capital gain or loss provided that the Member has a more than one year holding period for its Units, except that the gain will be ordinary income to the extent attributable to the Member's allocable share of (i) "unrealized receivables" (as defined in Section 751 of the Code, which includes depreciation recapture) of the SPV Company and (ii) certain "inventory items" (as defined in Section 751 of the Code) of the SPV Company.

Elections

Section 754 of the Code provides for an election to adjust the basis of Company property upon distributions of Company property to a Member and transfers of Units (including transfers by reason of death). Such adjustments may be beneficial or detrimental to a Member, depending upon the Member's individual circumstances, and could affect a Member's ability to sell the Units or the price obtainable therefor. The Manager, in its sole discretion, may cause the SPV Company to make such an election. Any such election, once made, cannot be revoked without the IRS's consent. All other elections required or permitted to be made by the SPV Company under the Code will be made by the Manager in its sole discretion.

Audits and Adjustments to Tax Liability

The Bipartisan Budget Act of 2015 (the "Budget Act"), which was enacted on November 2, 2015, repeals and replaces the rules applicable to certain administrative and judicial proceedings regarding a partnership's U.S. federal income tax affairs. Under the new rules, a partnership (such as the SPV Company) appoints one person (the "Partnership Representative") to act on its behalf in connection with IRS audits and related proceedings. The Partnership Representative's actions, including the Partnership Representative's agreement to adjustments of the SPV Company's income in settlement of an IRS audit of the SPV Company, will bind all Members. Pursuant to the Operating Agreement, the Manager will be designated as the SPV Company's Partnership Representative.

In addition, under the new rules, U.S. federal income taxes (and any related interest and penalties) attributable to an adjustment to the SPV Company's income following an IRS audit or judicial proceeding will, absent an election by the SPV Company to the contrary, have to be paid by the SPV Company in the year during which the audit or other proceeding is resolved, if such adjustment results in an increase in U.S. federal income tax liability (as determined under the new rules). If an adjustment to the SPV Company's income following an IRS audit or judicial proceeding results in a reduction in U.S. federal income tax liability (as determined under the new rules), the adjustment will flow through to the Members based on their interests for the year in which the audit or other proceeding is resolved. This could cause the economic burden of U.S. federal income tax liability (or the economic benefit of a favorable adjustment) arising on audit of the SPV Company to be borne by (or, in the case of a favorable adjustment, to benefit) Members based on their membership interests in the SPV Company in the year during which the audit or other proceeding is resolved, even though such tax liability (or benefit) is attributable to an earlier taxable year in which the membership interests or identity of some or all of the Members was different.

The new rules also can cause the SPV Company's U.S. federal income tax liability arising on audit to be computed in less advantageous ways than the tax liability of the Members would be computed under the prior partnership audit rules (for example, by applying the highest marginal federal income tax rates and potentially ignoring the tax-exempt status of certain members). The Budget Act directs the IRS to provide procedures that may allow the SPV Company, in calculating taxes imposed on the SPV Company with respect to audit adjustments, to take into account certain applicable lower tax rates and the tax-exempt status of certain members, which may require Members to provide certain information to the SPV Company (possibly including information about the owners of Members classified as partnerships).

In addition, if elected by the Partnership Representative, alternative procedures may allow the SPV Company to avoid such entity-level U.S. federal income tax liability in some cases if certain conditions are satisfied. These alternative procedures may require Members (based on their membership interests in the SPV Company in the prior tax year under audit) to either file amended returns and pay any tax that would be due for the prior tax year under audit, or adjust the tax liability reported on their income tax returns for the year in which the audit is resolved.

Any U.S. federal income taxes (and any related interest and penalties) paid by the SPV Company in respect of IRS audit adjustments will be borne by the Members and former Members, where applicable, pursuant to the terms of the operating agreement.

The new partnership audit rules are complex. Members should discuss with their tax advisors the possible implications of the new rules with respect to an investment in the SPV Company.

Tax-Exempt Investors

The SPV Company may generate income that is taxable as UBTI to tax-exempt investors. Each tax-exempt Member generally will be subject to U.S. federal income tax on its share of any UBTI earned by the SPV Company. A tax-exempt Member's distributive share of the SPV Company's income should consist principally of interest, rents and capital gain from the sale of real estate or partnerships owning real estate - types of income that may be treated as UBTI under Section 514 of the Code because the SPV Company may directly incur debt to make investments or make investments in partnerships and limited liability companies that incur debt to acquire real estate or other assets. In addition, the SPV Company may generate other income that is treated as UBTI or invest in partnerships or limited liabilities companies that generate UBTI.

Also, if a tax-exempt Member borrows any amount to fund its Contribution, some or all of its distributive share of income from the SPV Company (including interest, rents and capital gains) could be UBTI. Moreover, debt incurred by the SPV Company directly could cause income otherwise not treated as UBTI to be treated as UBTI to a tax-exempt Member.

Section 514(c)(9) of the Code provides an exemption to the general debt-financed UBTI rule regarding acquisition indebtedness for certain acquisitions of real property by certain tax-exempt organizations through partnerships so long as the partnership complies with the detailed restrictions on tax allocations set forth in the "fractions rule" in the Code and related Treasury regulations. There can be no assurance that the tax allocations made by the SPV Company pursuant to its operating agreement would comply with the "fractions rule." Thus, such exception may not apply.

THE POTENTIAL FOR HAVING INCOME CHARACTERIZED AS UBTI MAY HAVE A SIGNIFICANT EFFECT ON ANY INVESTMENT BY A TAX-EXEMPT ENTITY IN THE SPV COMPANY AND MAY MAKE INVESTMENT IN THE SPV COMPANY UNSUITABLE FOR SOME TAX-EXEMPT ENTITIES. TAX-EXEMPT INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING ALL ASPECTS OF UBTI.

State, Local and Foreign Taxes

Prospective investors should also consider the potential state, local and foreign tax consequences of an investment in the SPV Company. In addition to being taxed in its own state, locality or country of residence, a Member and/or the SPV Company may be subject to tax return filing obligations, withholding obligations and income, franchise and other taxes in jurisdictions in which the SPV Company operates. Further, the SPV Company may be subject to state and/or local tax.

Net Investment Income Tax

Each Member should consult with their own tax advisors regarding any potential applicability of the 3.8% tax on "net investment income" under Section 1411 of the Code attributable to ownership of an interest in the SPV Company.

Possible Tax Law Changes

The foregoing discussion is only a summary and is based upon existing U.S. federal income tax law. Prospective investors should recognize that the U.S. federal income tax treatment of an investment in the SPV Company may be modified at any time by legislative, judicial or administrative action. Any such changes may have retroactive effect with respect to existing transactions and investments and may modify the statements made above.

THE FOREGOING DISCUSSION SHOULD NOT BE CONSIDERED TO DESCRIBE FULLY THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SPV COMPANY. PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SPV COMPANY.

Conflicts of Interest

Conflicts with the SPV

The Company also plans to utilize Reg D 506(c) to raise up to an additional $5 million. Investors coming in through the Crowdfunding Offering will invest through a crowdfunding special purpose vehicle, Trueline-Greenville Crowdfunding SPV, LLC, a South Carolina limited liability company (the "SPV"), which will invest in the Company. The Manager and the Principals will also serve as the Manager and Principals of the SPV. While the investment goals of the SPV and the Company will be substantially similar, it is possible a conflict of interest could arise for the Manager or the Principal between the SPV and the Company.

Conflicts with other Activities.

Affiliates of the Manager and the Principals are engaged in a variety of activities within the real estate and entertainment industries. These affiliates may engage in activities, in the ordinary course of their respective businesses, which may conflict with the interests of the Company. The Manager and/or its Affiliates intend to develop other Trueline venues in other geographic areas. The development and management of these other Trueline venues, as well as other activities of the principals, may create a conflict between the allocation of time and resources of the Manager and the Principals to the Venue and their other activities.

Promote

The Company will pay the Manager a Promote. As a result of the Promote, the returns realized by the Members from the Company's activities may be substantially less than the returns the Members would realize from engaging in the activities directly, if they were able to make such investments directly without investing in the Company. The Promote may create an incentive for the Manager to cause the Company to make decisions that are riskier or more speculative than would be the case in the absence of a financial incentive to the Manager based on the performance of the Company.

Other Responsibilities of the Principals.

The Principals will continue to conduct certain activities on behalf of the Manager or its affiliates. These other activities could potentially interfere with his responsibilities to the Manager or the Company.

Other Funds and other Trueline Venues Established by The Manager and Its Affiliates.

Neither the Manager nor its respective Affiliates are restricted from forming additional funds or forming other Trueline venues, entering into other manager relationships or engaging in other business activities, even though such activities may be in competition with the Company and/or may involve substantial time and resources of the Manager. The Manager and/or its respective Affiliates may establish funds which compete with the Company for music acts. The Manager and/or its respective Affiliates intend to create other Trueline venues in other geographic regions. The Manager and/or its respective Affiliates will not be required to offer any investment opportunities to the other Trueline venues to any investors in this Offering.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Grozier
(Signature)

Michael Grozier
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A – SLIDE DECK
EXHIBIT B – TRUELINE-GREENVILLE L.L.C. OPERATING AGREEMENT
EXHIBIT C – TRUELINE-GREENVILLE SPV, LLC OPERATING AGREEMENT
EXHIBIT D – SUBSCRIPTION AGREEMENT
EXHIBIT E – AUDITED FINANCIALS
EXHIBIT F – COUNTERPART SIGNATURE PAGE TO THE TRUELINE-GREENVILLE
L.L.C. OPERATING AGREEMENT